The reorganization described in this press release involves securities of a foreign company.  The offer is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial information concerning the subject of this press release is prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country and all of its officers and directors are residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the share transfer, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only.  While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original.  Such Japanese-language original shall be the controlling document for all purposes.

March 22, 2018
To Whom It May Concern
Company Name: Sogo Medical Co., Ltd.
Representative: Kenji Sakamoto, Representative Director,
President and Chief Executive Officer
Listing: First Section, Tokyo Stock Exchange. (Code: 4775)
Contact: Masatoshi Sadahisa, Director and Senior Managing Director
(Phone: +81-92-713-9181)

Press Release on Our Transition to Holding Company System

Sogo Medical Co., Ltd. (“Sogo Medical”) makes following announcement as our Board of Directors passed the resolution at the board meeting on this March 22, 2018 to undertake full-scale preparations to convert itself into a holding company on October 1, 2018 (tentative).
The transition to holding company system shall be subject to approvals to related agenda items at the general meeting of shareholders which is scheduled to be convened on June 2018 and permission of government authorities concerned. Details will be announced as soon as they are determined.

1. Background for Transition to Holding Company System
In the healthcare industry in which Sogo Medical group does its business, demand for efficient and effective medical services is ever-increasing due to rapidly declining birthrate and aging population and escalation of medical cost, and enhanced specialization and coordination of medical care functions and progress of integrated community care system including spread of home care system are advanced; the business environment for medical institutions is in drastic change.
Under the concept of “Good Medical Practice Through Good Medical Management,” Sogo Medical group has been supporting good medical practice and contributing to the betterment of society through building Doctor-to-Doctor network (systems with respect to succession of doctor’s business, medical coordination and outplacement for doctors) and creating valued pharmacies based on consulting services for medical institutions. Also, we developed our mid-term management plan for the next three years, “Action 2020” on March 2017 to build a foundation for community healthcare network through “Developing Medical Malls,” “Supporting Hospital Management,” “Creation of Valued Pharmacies,” and “Expansion of Business Domain for Long-term Corporate Vision” and to achieve “Highly-Developed Japanese Healthcare Business” to support integrated community care system as our 50th-term corporate vision for the next 10 years.

As Sogo Medical Co., Ltd. marks the 40th anniversary of our foundation on June 12 of this year, in order to achieve our 50th-term corporate vision as early as possible, to enhance our corporate value and to realize sustainable growth in the future, we need to seek expansion of the scale of operation and creation of new business through accelerating our move to evolve and reinforce our existing businesses and active use of M&As and alliances. We have understood that our transition to holding company system is the optimal strategy to achieve the above-mentioned objectives.
In addition, we understand that holding company system in which management/supervision function and business operation function are separated from each other is suitable in terms of enhancement of corporate governance.

2. Objectives
Our objectives to convert itself into holding company system are as follows:
(1)     Enhancement of group management strategy and business operation:
➢
To seek to maximize the group synergy and the corporate value of the Sogo Medical group as a whole by having the holding company concentrate on the group management, developing mid- to long-term growth strategies, and making optimal distribution of management resources;

➢
To seek to further accelerate the decision-making process and enhance value creation in each business by transferring substantial authority to the business company and clarifying roles and responsibilities;

(2)     Expansion of strategic partnership:
➢	To expand the scale of operation and create new business through active use of M&As and capital and business alliances to accelerate the achievement of highly-developed Japanese healthcare business;
(3)     Training of management executive for the next generation:
➢	To seek to promote early training of management executives through business experience by promoting candidates for management executives for the next generation in the business company.

3. Transition Procedures
The procedures of transition to holding company system and other detail will be announced as soon as they are determined. The holding company will maintain the listing without interruption regardless of the manner of transition.

4. Time Table for Transition
Record date for ordinary general meeting of shareholders: March 31, 2018 (tentative)
Approval to related agenda items at board meeting: May 24, 2018 (tentative)
Approval to related agenda items at ordinary general meeting of shareholders: June 22, 2018 (tentative)
Transition to holding company system: October 1, 2018 (tentative)